SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of: August 2001

                                    ABB Ltd
                   ------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                   ------------------------------------------
                 (Translation of registrant's name into English)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        -----------------------------------------------------------------
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                        ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                                ---                      ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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                                                                             ABB

Notification
ABB Media Relations                                       ABB Investor Relations
Thomas Schmidt                                       Switzerland: +41 1 317 7266
Tel: +41 1 317 7834                                       Sweden: +46 21 32 5928
Fax: +41 1 317 7958                                         USA: +1 203 750 7743
media.relations@ch.abb.com                         investor.relations@ch.abb.com




BZ Group increases stake in ABB
Investment company controls 10.1 percent of global technology group


Zurich, Switzerland, Aug 7, 2001 - The BZ Gruppe Holding AG announced that, as per August 3, 2001, it surpassed directly and indirectly through Stillhalter Vision AG, Freienbach, and through BZ Bank AG, Freienbach, the threshold of 10% of total votes of ABB Ltd, Zurich.

The BZ Group holds 120 607 194 registered shares of ABB Ltd corresponding to a share of 10.1% of capital and of total votes.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ABB LTD


Date:    August 9, 2001                   By:  /S/ BEAT HESS
                                             -----------------------------------
                                             Name: Beat Hess
                                             Title:   Senior Group Officer



                                          By:  /S/ HANS ENHORNING
                                             -----------------------------------
                                             Name: Hans Enhorning
                                             Title:   Vice President